Schedule 13G/A

UNITED STATES

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

________iClick Interactive Asia Group Limited__________

(Name of Issuer)

_________Class A ordinary shares, par value of $0.001 per share______

(Title of Class of Securities)

_________G47048 106__________

(CUSIP Number)

______________December 31, 2020________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d–1(b)[   ] Rule 13d–1(c)[x] Rule 13d–1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.__ G47048 106______
(1) Names of reporting persons Sumitomo Corporation Equity Asia Limited
(2) Check the appropriate box if a member of a group ☐ (a) ☒ (b) (see instructions)
(3) SEC use only
(4) Citizenship or place of organization Hong Kong, China
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 0
(7) Sole dispositive power 0
(8) Shared dispositive power 0
(9) Aggregate amount beneficially owned by each reporting person 0
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 0%
(12) Type of reporting person (see instructions) CO

Highlight and copy the table if more than one is required.

SCHEDULE 13G/A	Page _2_ of _3_

Item 1(a) Name of issuer: ________ iClick Interactive Asia Group Limited _____________

Item 1(b) Address of issuer's principal executive offices: _15/F, Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong, China___

2(a) Name of person filing:

_Sumitomo Corporation Equity Asia Limited_______________

2(b) Address or principal business office or, if none, residence:

_Unit C3, 23/F, United Centre, 95 Queensway, Hong Kong, China_____________

2(c) Citizenship:

Hong Kong, China____________________________________________________________

2(d) Title of class of securities:

Class A ordinary shares, par value of $0.001 per share (the “Class A Ordinary Shares”). The Issuer’s ordinary shares consist of Class A Ordinary Shares and Class B ordinary shares, par value of $0.001 per share (“Class B Ordinary Shares”). The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible at the option of the holder at any time into one Class A Ordinary Share. Each Class B Ordinary Share is entitled to twenty (20) votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

2(e) CUSIP No.:

_ G47048 106_______________________________________________

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:
(a) [ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) [ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) [ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) [ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);
(e) [ ]	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);
(f) [ ]	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);
(g) [ ]	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);
(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);
(j) [ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k) [ ]

Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ________________________________

Schedule 13G/A

SCHEDULE 13G/A	Page _3_ of _3_
Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 0

(b) Percent of class: 0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 0

(ii) Shared power to vote or to direct the vote ___0______.

(iii) Sole power to dispose or to direct the disposition of 0

(iv) Shared power to dispose or to direct the disposition of ___0______.

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [  ].

Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under §240.14a-11.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	14th January 2021	Signature:	/s/ Daiju NAKAHASHI
		Name:	Daiju NAKAHASHI
		Title:	Director Sumitomo Corporation Equity Asia Limited